82-00913

RECEIVED
2006 DEC 14 P 1:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA


06019233

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 04 December 2006

SUPPL

Dear Sir

J Sainsbury Announces: Notification of reportable interest in the company of 4.62 %

Please find enclosed a copy of the above announcements made to the London Stock Exchange on 4th December 2006.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

12/15

J Sainsbury plc

RECEIVED

2006 DEC 14 P 1:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 01 December 2006

Dear Sir

J Sainsbury Announces: Notification of reportable interest in the company of 5.68 %

Please find enclosed a copy o f the above announcements made to the London Stock Exchange on 1st December 2006.

Yours sincerely

pp [signature]

Hazel Jarvis
Deputy Secretary

Enc

J Sainsbury plc
1 December 2006

J Sainsbury plc received notification on 1 December 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together have increased their reportable interest in the Company.

As a result their reportable interest is now 5.68 per cent instead of 4.1 per cent previously reported.

End

J Sainsbury plc received notification on 1 December 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together have increased their reportable interest in the Company.

As a result their reportable interest is now 5.68 per cent instead of 4.1 per cent previously reported.

End

J Sainsbury plc
1 December 2006

J Sainsbury plc received notification on 1 December 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together have increased their reportable interest in the Company.

As a result their reportable interest is now 5.68 per cent instead of 4.1 per cent previously reported.

End

J Sainsbury plc
1 December 2006

J Sainsbury plc received notification on 1 December 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together have increased their reportable interest in the Company.

As a result their reportable interest is now 5.68 per cent instead of 4.1 per cent previously reported.

End